UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On December 22, 2017, Galmed Pharmaceuticals Ltd. (the “Company”) entered into an At-the-Market Equity Offering Sales Agreement (the “Sales Agreement”), with Stifel, Nicolaus & Company, Incorporated (“Stifel”), acting as agent. Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 26, 2018 (File No. 333-223923) the Company may offer and sell, from time to time through Stifel, the Company’s ordinary shares having an aggregate offering price of up to $35.0 million. As of June 15, 2018, the Company sold ordinary shares having an aggregate offering price of approximately $3.0 million under the Sales Agreement pursuant to such prospectus. As previously disclosed, the Company previously sold ordinary shares having an aggregate offering price of $6.0 million under the Sales Agreement pursuant to the prospectus relating to the Company’s former shelf registration statement on Form F-3 filed with the SEC on March 31, 2015 (File No. 333-203133).

On June 18, 2018, the Company made available a corporate presentation on its website. A copy of the corporate presentation is furnished as Exhibit 99.1 and incorporated by reference herein.

On June 18, 2018, the Company issued a press release entitled “Galmed Pharmaceuticals Ltd. Announces Proposed Public Offering of Ordinary Shares”. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

In connection with the proposed public offering, the Company updated a description of its patent portfolio that was included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC on March 13, 2018. The updated patent portfolio is attached hereto as Exhibit 99.3 and incorporated by reference herein.

The information contained in the first, third and fourth paragraphs of this Form 6-K and in Exhibits 99.2 and 99.3 is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the SEC on March 26, 2018 (Registration No. 333-223923).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corporate Presentation, dated June 2018

99.2	Press Release, dated June 18, 2018

99.3	Patent portfolio update, dated June 18, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 18, 2018	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer